

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

Mark Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re:** **Capitol Acquisition Corp. II**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2015**
> **File No. 001-35898**

Dear Mr. Ein:

We have reviewed your responses to the comments in our letter dated April 21, 2015 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Refer to your disclosure regarding the ability of the Capitol initial stockholders, Lindblad or Lindblad's stockholders to enter into share purchases and other transactions that would increase the likelihood of obtaining majority approval, and/or increase the likelihood of not surpassing the maximum allowable conversion. Please provide your analysis as to how you will comply with Regulation M with respect to these transactions.

2. We note your response to our prior comment 1 and your revised disclosure in the proxy statement. Please also revise the proxy card to clarify that the charter amendment proposals are mutually conditioned on each other, and the merger proposal is conditioned on the approval of all the charter amendment proposals.

The Merger Proposal

Capitol's Board of Directors' Reasons for Approval of the Mergers, page 55

3. We note your response to our prior comment 23 and your revised disclosure. Please revise further to remove the reference to Lindblad's "global leadership" on page 56.

Satisfaction of 80% Test, page 58

4. We note your response to our previous comments 12 and 15 that you used aggregate consideration of $330 million as the basis in your calculation of the requirement set forth in the articles of incorporation that any business acquired by Capitol have a fair market value equal to at least 80% of the balance of the funds in the trust account excluding certain amounts, or $192 million. Your current disclosure supports only the fact that aggregate consideration is in excess of 80% of the trust account, not that fair value of the target is in excess of 80% of the trust account. Please supply further support for your assertion that this test has been met.

Pro Forma Unaudited Condensed Combined Statement of Operations - For the Year Ended December 31, 2014, page 68

5. Your response to our previous comment 17 indicates your belief that the contribution of the 375,000 Founders' shares is a personal charitable contribution, and not a post-merger charitable contribution by the company, and as such no pro forma adjustment is required. It appears from the text of the merger agreement that this transaction was part of the merger negotiations. In this regard, we bring your attention to the fourth paragraph under "Recitals" on page A-1, which discusses this transaction in detail. As such, it appears the fair value of the 375,000 Founders' shares to be contributed to the Joint Fund should be considered a capital contribution and recorded as discussed in SAB Topic 5C. Please revise the pro forma financial statements to reflect this part of the transaction, or provide further support why you believe this adjustment is not necessary.

Business of Lindblad

Strategic Alliance with National Geographic, page 120

6. We note from your response to our prior comment 26 that you intend to seek confidential treatment with respect to certain financial and other terms contained in the agreements with National Geographic. As such, please confirm that you have disclosed in the proxy statement the material terms of the contracts with National Geographic or expand your discussion accordingly.

<u>Beneficial Ownership of Securities, page 142</u>

7. We note your response to our prior comment 33 and reissue in part. Please identify the natural persons with voting and investment power over the shares held by TD Asset Management or advise why you have not included this information.

<u>Certain Relationships and Related Person Transactions</u>

<u>Lindblad Related Person Transactions, page 148</u>

8. We note your response to prior comment 37. Please include the information contained in that response in this section so that investors can better understand the nature of the relationship between Lindblad and CFMF.

<u>Equity Method Investment, page FS-15</u>

9. We note your conclusion in your response to our previous comment 37 that CFMF has had control over Lindblad since the issuance of the warrant to purchase 60% of Lindblad's common stock in connection with the 2009 First Amended Junior Credit Facility. Further, we note your assertion in the response to our previous comment 42 that CFMF is not a business. Given the guidance in FASB ASC 805-50-25 and 805-50-45, please support your treatment of this transaction as an equity method investment.

10. As a related matter, please tell us who owns CFMF and DVB and confirm whether CFMF, DVB, and/or Capitol are related parties.

<u>Long Term Debt, page FS-22</u>

11. We refer to the second bullet of your response to our previous comment 47. It is unclear how the First and Second Amended Junior Credit Facilities, with $25 million ($15 million term and $10 million revolver) and $40 million face value on issuance, respectively, could have the same undiscounted cash flows if paid back on day 1. Please confirm if you based your calculation on drawn amounts versus the face value as stipulated in the terms of the loans. In this regard, we note that the face amount from the First and Second Amended Junior Credit Facilities differed by 60%. Note that FASB ASC 470-50-40-12-a indicates this calculation should be based on the terms of the new debt instrument. In your response, please provide us with your calculations supporting "step b" from your response.

12. As a related matter, we note from your disclosure on page F-23 that $10 million of the $40 million total is not subject to a prepayment penalty. Please tell us how you included this in your calculation presented within the second bullet referenced above.

Note 9 – Commitments and Contingencies, page FS-26

13. We note you have added disclosure here that the royalty agreement with National Geographic was exchanged for "no consideration" in response to our previous comment 50. However, we note that pro forma adjustments were added to the pro forma statements in response to prior comment 17 to treat the issuance of a stock option for purchase of 5% of the outstanding common stock by Sven-Olaf Lindblad to National Geographic for the extension of the term of the royalty agreement as a capital contribution. Please revise your disclosure here to discuss this consideration and treatment as a capital contribution for clarity.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller